                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                       For the period ended April 22, 2003

                          CoolBrands International Inc.
                  (formerly Yogen Fruz World-Wide Incorporated)
                 (Translation of registrant's name into English)

              8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
             ------------------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F                    Form 40-F      x
                       -----------------             -------------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes_______                No ___x_



         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

         Materials relating to Registrant and filed pursuant to this Form 6-K include CoolBrands' Second Quarterly Report for the period ending February 28, 2003, Consolidated Balance Sheets as at February 28, 2003 (unaudited) and August 31, 2002, Consolidated Statements of Earnings and Consolidated Statements of Cash Flows (unaudited) each for the six months ended February 28, 2003 and 2002 and the three months ended February 28, 2003 and 2002 and the Unaudited Consolidated Notes to Interim Financial Statements for period ended February 28, 2003.


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      COOLBRANDS INTERNATIONAL INC.



Date  April 24, 2003              By      /s/ Aaron Serruya
     ________________             _____________________________________
                                  Name:  Aaron Serruya
                                  Title: Executive Vice-President

April 22, 2003


TO WHOM IT MAY CONCERN:

Dear Sirs:

RE:      CoolBrands International Inc.
         Trading Symbol (TSX: COB.A)
_____________________________________________

We enclose our Second Quarterly Report for the period ending February 28, 2003 for filing.

We declare that the above document was sent by prepaid mail to all shareholders of the Company on April 22, 2003 and will be mailed out on April 23 and 24, 2003. However, we have not mailed to shareholders in cases where notices or other documents have been returned undelivered by the Post Office.

Yours very truly,

COOLBRANDS INTERNATIONAL INC.

"Gabriel Merle"

Gabriel Merle
Public Relations

                         Second Quarter 2003 Fiscal Year
To Our Shareholders . . .

CoolBrands International Inc. (TSX: COB.A) announced that net earnings for the quarter ended February 28, 2003 were $5,188,000 ($0.10 net earnings per share basic and diluted) as compared with net earnings of $3,646,000 ($0.08 net earnings per share basic and diluted) for the same quarter last year, an increase of $1,542,000 or 42.3% on a 38.9% increase in revenues.

Earnings before income taxes were $8,299,000 as compared with earnings before income taxes of $5,295,000 for the same quarter last year. Earnings before income tax for the second quarter of 2003 reflect an increase of $3,004,000, or 56.7%, over the same quarter of the prior year. EBITDA for the second quarter increased to $10,077,000 from $6,927,000 during the same quarter last year, an increase of $3,150,000, or 45.5%.

Revenues increased by $15,971,000, or 38.9%, to $57,052,000 as compared with $41,081,000 for the same quarter of fiscal 2002. The increase in revenues was primarily due to increased prepackaged consumer products sales.

Operating results for the quarter reflect an increase in gross profit dollars of $7,010,000, primarily due to the increase in sales. Gross profit margin as a percentage of sales was relatively unchanged at 41.5% as compared with 40.6% for the same quarter last year. Selling, general and administrative expenses increased by $4,121,000, due primarily to increased expenses associated with the increased sales activity, but decreased to 27.8% as a percentage of revenues as compared with 28.6% of revenues for the second quarter of 2002.

Commenting on the results, David J. Stein, President and Co-Chief Executive Officer of CoolBrands International Inc. stated "During our second fiscal quarter, CoolBrands continued to realize strong growth in revenues and earnings. We are encouraged by initial results from our new product introductions, and look forward to robust performance during the third and fourth quarters."

CoolBrands markets Eskimo Pie'r', Chipwich'r' and Fruit-A-Freeze'r' branded frozen novelties and frozen dessert products. Eskimo Pie'r' created the frozen novelty industry in 1921 when its founder, Christian K. Nelson, invented the chocolate-coated ice cream bar. Today, more than 80 years later, Eskimo Pie'r' remains one of the best-known and most widely distributed of all frozen novelty brands. The Company also markets a broad range of frozen novelties and frozen dessert products under the Tropicana'r', Welch's'r', Weight Watchers'r' Smart Ones'r', Betty Crocker'r', Trix'r', Yoplait'r', Colombo'r' and Yoo Hoo'r' brand names pursuant to long-term licensing agreements. In addition, CoolBrands franchises and licenses frozen dessert outlets operated under a Family of Brands including Yogen Fruz'r', I Can't Believe It's Yogurt'r', Bresler's'r', Swensen's'r', Golden Swirl'r', Ice Cream Churn'r', and Java Coast'r' Fine Coffees, with company-owned, franchised and non-traditional partnership locations in approximately 80 countries around the world. CoolBrands' Foodservice Division is a leading manufacturer and supplier of premium soft serve ice cream, frozen yogurt, custard and smoothies to the foodservice industry. The Company also manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

Again, we thank all of our employees and franchisees for their hard work and commitment and all of our shareholders for their continued faith in the Company.


On Behalf of the Board of Directors

"David J. Stein"


David J. Stein
President, Co-C.E.O.
CoolBrands International Inc.

CoolBrands International Inc.
Consolidated Balance Sheets
as at February 28, 2003 and August 31, 2002


----------------------------------------------------------------------------------------------------------------------
(in thousands of dollars)
                                                                                  February 28,              August 31,
                                                                                          2003                    2002
                                                                                   (Unaudited)
                                                                                             $                       $
Assets
Current assets:

  Cash and short term investments                                                       38,925                  47,086
  Receivables                                                                           37,372                  43,001
  Receivables - affiliates                                                               3,070                   3,792
  Inventories                                                                           33,420                  25,361
  Prepaid expenses                                                                       8,100                   6,752
  Asset held for sale                                                                    3,274                   3,432
  Future income taxes                                                                    2,638                   2,415
                                                                                 -------------------------------------

Total current assets                                                                   126,799                 131,839

Future income taxes                                                                      3,232                   3,433

Property, plant and equipment                                                           19,890                  19,710

License agreements                                                                      12,299                  13,438

Intangible and other assets                                                              6,593                   7,332

Goodwill                                                                               104,578                 107,910
                                                                                 -------------------------------------

                                                                                       273,391                 283,662
                                                                                 =====================================

Liabilities and Shareholders' Equity
Current liabilities:

  Accounts payable                                                                      26,539                  24,399
  Payables - affiliates                                                                    650                     978
  Accrued liabilities                                                                   31,092                  32,880
  Income taxes payable                                                                     607                   7,347
  Future income taxes                                                                    3,384                   2,566
  Current maturities of long-term debt                                                   4,678                   6,315
                                                                                 -------------------------------------

Total current liabilities                                                               66,950                  74,485

Long-term debt                                                                          25,127                  29,279

Other liabilities                                                                        4,743                   5,240

Future income taxes                                                                      3,765                   3,950
                                                                                 -------------------------------------

Total liabilities                                                                      100,585                 112,954
                                                                                 -------------------------------------

Capital stock                                                                          122,298                 122,378

Cumulative translation adjustment                                                         (48)                   5,685

Retained earnings                                                                       50,556                  42,645
                                                                                 -------------------------------------

Total shareholders' equity                                                             172,806                 170,708
                                                                                 -------------------------------------

                                                                                       273,391                 283,662
                                                                                 =====================================


CoolBrands International Inc.
Consolidated Statements of Earnings

----------------------------------------------------------------------------------------------------------------------
(Unaudited)
(in thousands of dollars, except share data)

                                                      For the Six Months                For the Three Months
                                                             Ended                             Ended
                                                          February 28                       February 28
                                                     2003              2002             2003            2002
                                                        $                 $                $               $

Revenues:

Sales                                             118,378            85,039           55,316          39,346

Franchising and licensing revenues:

  Royalty income                                    1,313             1,389              617             740
  Franchise and license fees                        1,094               484              748             362
  Consumer products                                   195               396              195             396

Net rental and other income                           371               560              176             237

                                                ------------------------------------------------------------
                                                  121,351            87,868           57,052          41,081
Total revenues
                                                ------------------------------------------------------------

Operating expenses:

  Cost of goods sold                               71,902            51,868           32,339          23,379
  Selling, general and administrative expenses     35,680            27,117           15,884          11,763
  Interest expense                                  1,078             1,409              530             644
                                                ------------------------------------------------------------

Total operating expenses                          108,660            80,394           48,753          35,786
                                                 ------------------------------------------------------------

Earnings before income taxes                       12,691             7,474            8,299           5,295

Provision for income taxes                          4,780             2,417            3,111           1,649
                                                 ------------------------------------------------------------

Net earnings                                        7,911             5,057            5,188           3,646
                                                 ===========================================================

Earnings per share:
  Basic and diluted                                  0.15              0.11             0.10            0.08
                                                 ===========================================================

Weighted average shares outstanding:

  Shares used in per share calculation - basic     51,731            45,906           51,749          45,924
  Shares used in per share calculation - diluted   53,209            48,059           53,107          48,398

CoolBrands International Inc.
Consolidated Statements of Cash Flows

--------------------------------------------------------------------------------------------------------------------------
(Unaudited) (in thousands of dollars)

                                                                   For the Six Months               For the Three Months
                                                                         Ended                             Ended
                                                                      February 28                       February 28
                                                                 2003              2002            2003             2002
                                                                    $                 $               $                $

Cash and short term investments provided by (used in):

Operating activities:

Net earnings                                                    7,911             5,057           5,188            3,646
Items not affecting cash -
    Depreciation and amortization                               2,530             1,994           1,248              988
    Future income taxes                                           667              (228)          1,843             (203)
Changes in current assets and liabilities -
    Receivables                                                 6,198             5,716          (2,830)          (2,188)
    Receivables - affiliates                                      727               936            (472)           1,258
    Allowance for doubtful accounts                              (552)             (854)           (643)          (1,273)
    Inventories                                                (8,109)           (5,728)         (3,786)          (4,219)
    Prepaid income taxes                                                                            215
    Prepaid expenses                                           (1,198)             (346)         (3,846)            (419)
    Accounts payable                                            2,154            (6,049)            947           (1,889)
    Payables - affiliates                                        (330)             (240)           (203)            (213)
    Accrued liabilities                                        (1,682)            1,595           1,797            1,167
    Income taxes payable                                       (6,781)            1,124             611            1,874
    Other assets                                                   37              (128)             38             (189)
    Other liabilities                                            (500)             (150)           (613)             (25)
                                                           -------------------------------------------------------------
Cash provided by (used in) operating activities                 1,072             2,699            (506)          (1,685)
                                                           -------------------------------------------------------------
Investing activities:
Increase in notes receivable                                      (20)                               (1)
Repayment of notes receivable                                     264                33             156               17
Purchase of leasehold improvements and equipment
                                                               (2,883)           (1,807)         (1,586)            (911)
Purchase of intangible assets                                                      (122)
                                                           -------------------------------------------------------------
Cash used in investing activities                              (2,639)           (1,896)         (1,431)            (894)
                                                           -------------------------------------------------------------
Financing activities:
Expenses for special warrants                                    (144)
Proceeds from issuance of Class A and B shares                     64               141              36              141
Repayment of long-term debt                                    (4,150)           (4,762)         (2,572)          (3,180)
                                                          --------------------------------------------------------------
Cash used in financing activities                              (4,230)           (4,621)         (2,536)          (3,039)
                                                           -------------------------------------------------------------
(Decrease) increase in cash flow due to changes
    in foreign exchange rates                                  (2,364)            1,359          (2,553)             910
                                                           -------------------------------------------------------------
(Decrease) in cash and short term investments                  (8,161)           (2,459)         (7,026)          (4,708)

Cash and short-term investments - beginning of period          47,086            31,568          45,951           33,817
                                                           -------------------------------------------------------------
Cash and short-term investments - end of period                38,925            29,109          38,925           29,109
                                                           =============================================================


CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
(Unaudited)
February 28, 2003 and 2002

--------------------------------------------------------------------------------
(Tabular amounts are expressed in thousands)



1.       Significant accounting policies

         The financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. The financial statements have, in management's opinion, been properly prepared using judgment within reasonable limits of materiality. These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Company's audited financial statements for the year ended August 31, 2002. The significant accounting policies follow those disclosed in the most recently reported annual financial statements.


2.       Accounting estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimated.


3.       Segment information


                            Prepackaged        Foodservice        Dairy        Franchising      Corporate      Consolidated
                              consumer                         components          and
                              products                                          licensing
                                                                                                                    $
                                  $                $                $                $              $
--------------------------- --------------- ----------------- ---------------- --------------- -------------- ---------------

For the six months ended February 28, 2003

Revenue,
   external                       80,778            11,086           20,298           9,168             21         121,351

Intersegment
   revenue                            39               453            1,369                             97           1,958

Segment earnings
  before income taxes             10,219               593            2,183             857         (1,161)         12,691

For the six months ended February 28, 2002

Revenue,
   external                       49,671            10,889           15,643          11,550            115          87,868

Intersegment
   revenue                           114               515            1,494                            115           2,238

Segment earnings
  before income taxes              4,438               523              963           1,773          (223)           7,474

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
(Unaudited)
February 28, 2003 and 2002

--------------------------------------------------------------------------------
(Tabular amounts are expressed in thousands)


3.        Segment information (cont'd)



                            Prepackaged        Foodservice        Dairy        Franchising      Corporate      Consolidated
                              consumer                         components          and
                              products                                          licensing
                                                                                                                    $
                                  $                $                $                $              $
--------------------------- --------------- ----------------- ---------------- --------------- -------------- ---------------

For the three months ended February 28, 2003

Revenue,
   external                       37,662             5,291            9,462           4,628              9          57,052

Intersegment
   revenue                            37               221              752                             45           1,055

Segment earnings
  before income taxes              7,210               204              936             516           (567)          8,299


For the three months ended February 28, 2002

Revenue,
   external                       22,685             5,232            6,980           6,125             59          41,081

Intersegment
   revenue                            75               203              833                             59           1,170

Segment - earnings
  before income taxes              3,812               374              344             934           (169)          5,295




4.       Capital stock

         The Company had the following equity securities, warrants, and stock options outstanding as of April 10, 2003:



 Class A Subordinate        Class B Multiple
    Voting Shares            Voting Shares              Warrants             Stock Options
---------------------     --------------------     ------------------    ----------------------


        45,555                    6,203                    100                    4,351
=====================     ====================      =================    =======================

                           CORPORATE INFORMATION


                          Canadian Head Office:
                          CoolBrands International Inc.
                          8300 Woodbine Avenue, 5th Floor
                          Markham, Ontario, L3R 9Y7 Canada
                          Telephone: (905) 479-8762
                          Fax: (905) 479-5235
                          Internet: http://www.yogenfruz.com
                          E-mail: yogenfruz@yogenfruz.com



                          U.S.A. Head Office:
                          4175 Veterans Highway, 3rd Floor
                          Ronkonkoma, New York, 11779, U.S.A.
                          Telephone: (631) 737-9700
                          Fax: (631) 737-9792


                          International Head Office:
                          Kayla Foods Int'l (Barbados) Inc.
                          27 Pine Road, Belleville,
                          St. Michael, Barbados, W.I.
                          Telephone: (246) 228-9505
                          Fax: (246) 228-7321
                          E-mail: kfibarb@caribnet.net




                          Toronto Stock Exchange (Trading Symbol: COB.A)



                            STATEMENT OF DIFFERENCES

The registered trademark symbol shall be expressed as........................'r'